SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __*)

Avalon Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05346P106

(CUSIP Number)

Sylvain Gareau

Caisse de dépôt et placement du Québec

1000, place Jean-Paul-Riopelle

Montréal Québec

H2Z 2B3

(514) 847-5401

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Capital Technologies CDPQ Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A	☐
6.	Citizenship or Place of Organization Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 734,616
8. Shared Voting Power 0
9. Sole Dispositive Power 734,616
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 734,616
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A	☐
13.	Percent of Class Represented by Amount in Row (11) 8.7%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Caisse de dépôt et placement du Québec
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A	☐
6.	Citizenship or Place of Organization Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 734,616
8. Shared Voting Power 0
9. Sole Dispositive Power 734,616
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 734,616
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A	☐
13.	Percent of Class Represented by Amount in Row (11) 8.7%
14.	Type of Reporting Person (See Instructions) HC/OO

Schedule 13D

Item 1.    Security and Issuer.

This statement relates to the common stock, $.01 par value (the “Common Stock”) of Avalon Pharmaceuticals, Inc. (the “Issuer”) having its principal executive office at 20358 Seneca Meadows Parkway, Germantown, MD 20876.

Item 2.    Identity and Background.

(a) This Statement is being filed on behalf of: (i) Capital Technologies CDPQ Inc., a corporation organized in Quebec, Canada (“Capital Technologies”); and (ii) Caisse de dépôt et placement du Québec a legal person without share capital created by a special act of the Legislature of the Province de Québec (“CDP”, and together with Capital Technologies, the “Reporting Persons”). All of the stock of Capital Technologies is owned by CDP.

(b) The address for all Reporting Persons is: 1000, place Jean-Paul-Riopelle, Montréal, Québec, H2Z 2B3.

(c) The principal business of Capital Technologies and CDP is to invest in the securities of companies in the technology and healthcare industries located principally in the United States and Canada.

(d) During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.

(e) During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Capital Technologies CDPQ Inc., is a corporation organized in Quebec, Canada and Caisse de dépôt et placement du Québec is a legal person without share capital created by a special act of the Legislature of the Province de Québec.

Item 3.    Source and Amount of Funds or Other Consideration.

On September 29, 2005, in connection with the issuer’s initial public offering (the “IPO”), Capital Technologies purchased 181,400 shares of the Issuer’s Common Stock (the “IPO Securities”) at a price of $10.50 per share for total consideration of $1,904,700. The funds used to acquire the Common Stock were obtained from capital invested in Capital Technologies by its investors.

Prior to the IPO, Capital Technologies held Series B Convertible Preferred Stock and 8% Convertible Notes (collectively, the “Pre-IPO Securities”). Upon the closing of the IPO, the Pre-IPO Securities automatically converted into shares of the Issuer’s Common Stock for no consideration. As a result, Capital Technologies acquired 553,216 shares of the Issuer’s Common Stock, (the “Post-IPO Securities” and together with the IPO Securities, the “Record Shares”).

Item 4.    Purpose of Transaction.

Capital Technologies purchased Common Stock of the Issuer for investment purposes.

(a-i) Not Applicable.

(j) Capital Technologies currently intends to transfer the Record Shares to VantagePoint CDP Partners, LP, a Delaware limited partnership, in exchange for limited partnership interests in that entity.

Item 5.    Interest in Securities of the Issuer.

(a) As a result of the transactions described above, Capital Technologies holds a total of 734,616 shares of the Issuer’s Common Stock, which represents approximately 8.7% of the Issuer’s outstanding Common Stock, based upon 8,405,542 shares of the Issuer’s Common Stock reported to be outstanding as of November 14, 2005 in the Issuer’s Quarterly Report on Form 10-Q. As CDP owns all of the stock of Capital Technologies, CDP may be deemed to own, beneficially, the Record Shares. CDP expressly disclaims beneficial ownership of the Record Shares.

(b) Number of shares as to which each person named in paragraph (a) above has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii) sole power to dispose or to direct the disposition of: See line 9 of cover sheets.

(iv) shared power to dispose or to direct the disposition of: See line 10 of cover sheets.

(c) Except as set forth above, none of the Reporting Persons have effected any transaction in the Common Stock in the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Capital Technologies currently intends to transfer the Record Shares to VantagePoint CDP Partners, LP, a Delaware limited partnership, in exchange for limited partnership interests in that entity.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the agreement set forth as Exhibit 1.

Dated: February 16, 2006

CAPITAL TECHNOLOGIES CDPQ INC.

By:	/S/ JULIE TREMBLAY
Name: Julie Tremblay Title: Authorized Person

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC

By:	/S/ SOULEF HADJOUDJ
Name: Soulef Hadjoudj Title: Authorized Person

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13-d1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Avalon Pharmaceuticals, Inc.

Dated: February 16, 2006

CAPITAL TECHNOLOGIES CDPQ INC.

By:	/S/ JULIE TREMBLAY
Name: Julie Tremblay Title: Authorized Person

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC

By:	/S/ SOULEF HADJOUDJ
Name: Soulef Hadjoudj Title: Authorized Person